Filed Pursuant to Rule 433

Registration No. 333-270086

March 7, 2023

Magna International Inc.

Pricing Term Sheet

€550,000,000 4.375% Senior Notes due 2032

Issuer	Magna International Inc.

Format	SEC Registered

Trade Date	March 7, 2023

Settlement Date	March 17, 2023 (T+8)

Issue of Securities	4.375% Senior Notes due 2032

Aggregate Principal Amount Offered	€550,000,000

Maturity Date	March 17, 2032

Expected Ratings*	A3 (Stable) / A- (Stable) (Moody’s / S&P)

Interest Rate	4.375%

Mid-Swap Yield	3.255%

Spread to Mid-Swap Yield	+113 basis points

Yield to Maturity	4.385%

Benchmark Bund	DBR 0.000% due February 15, 2032

Benchmark Bund Price and Yield	78.97%; 2.676%

Spread to Benchmark Bund	+170.9 basis points

Price to Public	99.927%, plus accrued interest, if any, from March 17, 2023

Interest Payment Dates	Annually in arrears on March 17 of each year, beginning on March 17, 2024

Day Count Fraction	ACTUAL/ACTUAL (ICMA)

Make-Whole Call	Prior to December 17, 2031, Bund Rate +30 basis points

Par Call	On or after December 17, 2031

Listing	The Issuer intends to apply to list the notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

Common Code/ISIN/CUSIP	259767709 / XS2597677090 / 559222AZ7

Joint Book-Running Managers	BNP Paribas Citigroup Global Markets Limited Merrill Lynch International ING Bank N.V.

Co-Managers

Commerzbank Aktiengesellschaft

Goldman Sachs & Co. LLC

HSBC Bank plc

ICBC Standard Bank plc

Loop Capital Markets LLC

Raiffeisen Bank International AG

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company
The Toronto-Dominion Bank

Wells Fargo Securities, LLC

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about March 17, 2023, which will be the eighth New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+8”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request it by calling BNP Paribas toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146 or Merrill Lynch International toll-free at 1-800-294-1322.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.